

Mail Stop 3030

March 25, 2009

Nam H. Nguyen
Chief Financial Officer
Quick Med Technologies, Inc.
902 NW 4th Street
Gainesville, Florida 32601

      Re: Quick Med Technologies, Inc.
              Form 10-KSB for the fiscal year ended June 30, 2008
              File No. 0-27545

Dear Mr. Nguyen:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                   Sincerely,

                   Kevin L. Vaughn
                   Accounting Branch Chief